Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2016

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 June 2016

HIGHLIGHTS

•                  Higher average per test revenue receipt of 4% for the quarter, 11% for the year

•                  With a stable and growing customer base, anecdotal evidence points toward improving sales growth

•                  Continued to progress clinical utility studies to support the Company’s reimbursement program and marketing of BREVAGenplus®

•                  Activated the marketing program with international race car driver Pippa Mann, to promote BREVAGenplus

•                  Received $295k for ongoing eligible R&D expenditure

•                  Strong cash position, with $11.2m in cash

Melbourne, Australia, 28 July 2016: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company specialising in women’s health, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 30 June 2016, together with the attached Appendix 4C.

OPERATIONS

Financial summary

The Company’s endeavours to increase the level of reimbursement is beginning to pay dividends, with the average per test revenue receipt, for the quarter ended 30 June 2016, increasing 4% and 11% year on year.

BREVAGen/BREVAGenplus test samples received for the quarter was 269, compared to 287 in the previous quarter. FY16: 1,184 BREVAGen/BREVAGenplus test samples were received versus the previous corresponding period (PCP: 2,659).

Steady test sample numbers received for each of the past 3 quarters would indicate that the slide in test samples received has been arrested. Weekly figures, while more subjective and arbitrary, also support this view, and coupled with a stable and growing customer base, anecdotal evidence points toward improving sales growth.

Total cash receipts from customers during the quarter ended 30 June 2016 were $0.3m (PCP: $0.7m), taking the equivalent figure to $1.2m for the full financial year ended on that date. (PCP: $2.8m). The previous corresponding period YTD revenue number includes revenue generated from the Australian heritage business that was divested on 19 November 2014.

Efficiencies gained from ongoing restructuring activities and the timing of payments of a recurring nature saw operational cash spend, for the June quarter, down $0.1m compared to the previous quarter. FY16 cash spend was $9.2m compared to $13.2m in FY15 and $15.2m in FY14, representing a reduction in annual cash spend of 30% and 40% respectively.

In May 2016, the Company received $295k for ongoing eligible research & development expenditure under the Australian Governments R&D Tax Incentive programme.

As at 30 June 2016, the Company had $11.2m in cash.

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BREVAGenplus breast cancer risk test

Appointment of Senior Medical Director:

On 21 June 2016, the Company appointed U.S. based Dr Susan J. Gross MD, FRCSC, FACOG, FACMG as Senior Medical Director, effective 20 June 2016, to support the Company’s reimbursement and education activities.

Clinical utility studies and peer-review publications:

The Company recognises that scientific papers are the ultimate marketing material for medical device companies and that scientific and clinical study data are key drivers to help strengthen the Company’s commercial position. Physicians, the major breast health centres and health insurance companies seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published on BREVAGenplus, profiling its performance characteristics, the more likely physicians will be to use the test. They will also strongly influence how much insurers will be willing to pay for the test.

The Company has previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test, in addition to developing two health economic models to demonstrate potential cost savings and health benefits associated with the use of the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

Two further papers were published in the December 2015 quarter. The first paper provided compelling scientific evidence indicating that improved risk assessment has the potential to substantially lower the impact of breast cancer while the second paper supported the use of BREVAGenplus testing for African-American and Hispanic women. These two new publications further add to the already existing scientific evidence base for BREVAGenplus.

An important next step for the Company is to undertake studies that demonstrate the “clinical utility” of the test. To this end, the Company has recently commenced two such studies concurrently, designed to measure how the BREVAGenplus test results influence physician decision making. The first such study is expected to be completed in Q1, FY17, while the second is expected to be completed in Q2, FY17. A third longer term prospective study is currently in the late stages of planning, and is being designed to specifically evaluate the impact of BREVAGenplus on patient outcomes. The anticipated start date, for this third study, is Q1, FY17.

Combined, these three studies are designed to inform the medical community of the measureable improvement in health outcomes associated with BREVAGenplus testing.

Whilst we continue to make significant investment into the future success of the BREVAGenplus breast cancer risk assessment test, The Company is also pleased to report that AusIndustry has accepted and approved that the costs associated with these overseas research activities are eligible for the R&D Tax Incentive, representing a 45% cash refund from the Australian Tax Office.

Marketing

In February 2016, Genetic Technologies established a partnership with Verizon IndyCar Series Driver Pippa Mann as part of a marketing program to raise the profile of BREVAGenplus. This agreement marked the Company’s first marketing campaign, with a national reach, to promote BREVAGenplus in the U.S. In addition to Genetic Technologies, Mann has an established partnership with Susan G. Komen®, the world’s largest breast cancer organisation, which funds more breast cancer research than any other non-profit while providing screening, education, treatment and psychosocial support programs.

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On 22 June 2016, the Company provided an update on its marketing partnership with Mann.

The program commenced with the Indianapolis 500, the largest single day sporting event in the world, in terms of on-site attendance. The event offered significant promotional opportunities throughout the month of May, leading-up to the historic 100th running of the race, which took place on May 29, 2016. Mann is one of only nine female athletes to ever compete in the Indianapolis 500 and the only female driver to start in the race over the past four consecutive years. The BREVAGenplus logo was featured on Mann’s #63 Dale Coyne Racing Indy Car supporting Susan G. Komen, the world’s largest breast cancer organisation, as well as being prominently placed on her racing and promotional apparel. Mann was featured in BREVAGenplus advertising that appeared in the official Indy 500 Program and also in the USA Today special commemorative edition about the race. Mann also participated in a variety of other BREVAGenplus promotional activities leading-up to the race at the Indianapolis Motor Speedway, hosted a breast cancer survivor event and promoted BREVAGenplus at public appearances and on her social media platforms.

Additional promotional events that occurred in May included Mann joining Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited at the Nasdaq MarketSite in New York City’s Times Square to perform the honorary ringing of the Closing Bell. Whilst in New York, Mann also participated in a media tour, appearing on CNBC Television’s “Squawk Box”, along with Fox Sports Business, Sirius XM Radio and conducting interviews with Glamour Magazine and Forbes Business Online reporters.

Please visit our website to view recent news, media appearances and other promotional videos.

The June 2016 quarter proved to be an exciting time for the Company as we continued to ramp-up commercial activities for BREVAGenplus and pushed forward with conviction and commitment to promoting women’s health and in particular, breast cancer awareness.

In the coming months, and as a lead-up to October’s Breast Cancer Awareness Month, the BREVAGenplus logo will continue to be featured on Mann’s racing and promotional apparel, and she will appear in the Company’s promotional print, video and social media platforms, promoting BREVAGenplus and its role in her overall advocacy for women’s wellness. Further, Mann will appear on Fox Sports TV Channels throughout the U.S. this summer and be involved with Susan G. Komen Race for the Cure events across the U.S.

More detail regarding Genetic Technologies relationship with Mann can be found in the Company’s announcement dated 22 February, 2016.

NON - CODING ASSERTION PROGRAM

On 7 December 2015, Genetic Technologies argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the Company’s foundation ‘179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark’s decision to grant motions to dismiss finding Claim 1 patent ineligible should be reversed.

On 8 April 2016, the Federal Circuit affirmed the District Court and found that Claim 1 of the Company’s ‘179 patent is patent-ineligible under 35 U.S.C. § 101. Based on the advice and recommendations provided by the Company’s U.S. attorney, the Board agreed to proceed to file a petition for certiorari at the Supreme Court.

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CORPORATE MATTERS

Key Managerial Appointment

On 21 June 2016, the Company announced the appointment of U.S. based Dr Susan J. Gross MD, FRCSC, FACOG, FACMG as Senior Medical Director, effective 20 June 2016.

Signed on behalf of Genetic Technologies Limited

Date: 28 July, 2016
Eutillio Buccilli
Executive Director and Chief Executive Officer

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Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 June 2016

Consolidated statement of cash flows

			Current quarter
			(June 2016)	Year to date
			A$	A$
		Cash flows related to operating activities
1.1		Receipts from customers	268,200	1,187,167
1.2	Payments for	(a) staff costs	(1,021,805)	(4,289,118)
		(b) advertising and marketing	(172,414)	(726,253)
		(c) research and development	(57,291)	(268,624)
		(d) leased assets	—	—
		(e) other working capital	(927,124)	(3,987,043)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	24,700	67,099
1.5		Interest and other costs of finance paid	—	(5,870)
1.6		Income taxes paid	—	—
1.7		Grant and other income	295,803	295,803
		Net operating cash flows	(1,589,931)	(7,726,839)

+ See chapter 19 for defined terms.

		Current quarter
		(June 2016)	Year to date
		A$	A$
1.8	Net operating cash flows (carried forward)	(1,589,931)	(7,726,839)
	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(9,929)	(303,462)
	e) other non-current assets	—	—

1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	7,131	7,131
	e) joint venture interest	—	—
	f) other assets	—	—
		—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	—	—
1.13	Other (provide details if material)	—	—
	Net investing cash flows	(2,798)	(296,331)
1.14	Total operating and investing cash flows	(1,592,729)	(8,023,170)
	Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	—	(1,654)
1.16	Equity transaction costs	—	—
1.17	Net proceeds from borrowings	—	—
1.18	Net proceeds from the issue of unlisted secured debt notes	—	—
1.19	Dividends paid	—	—
	Net financing cash flows	—	(1,654)
	Net increase / (decrease) in cash held	(1,592,729)	(8,024,824)
1.20	Cash at beginning of quarter / year to date	12,547,404	18,341,357
1.21	Exchange rate adjustments	225,012	863,154
1.22	Cash at end of quarter	11,179,687	11,179,687

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	153,767

1.24	Aggregate amount of loans to the parties included in item 1.11	—

1.25	Explanation necessary for an understanding of the transactions

	The amount included at Item 1.23 includes $153,767 paid to Directors during the quarter in respect of fees and superannuation.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	—	—

Reconciliation of cash

		Current quarter (March 2016) $A	Previous quarter (December 2015) $A
Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

4.1	Cash on hand and at bank	7,594,541	7,984,420

4.2	Term deposits	3,585,146	4,562,984

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	11,179,687	12,547,404

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal

5.4	Total net liabilities

5.5	Nature of business

Compliance statement

1                      This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                      This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 28 July 2016
CFO/ Company Secretary
Print name:	Kevin Fischer

Notes

1.                           The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                           The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                           Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.